~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

December 12, 2005

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Room 4561

Washington, D.C., 20549

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

File No. 333-123465

In response to your letter dated December 8, 2005, we enclose the following:

General

1.

Amendment Nos. 4 and 5 fail to include the audit report of Morgan & Co. for August 13, 2004 through January 31, 2005.  Please revise.

We have included Morgan & Company’s audit report in our amended registration statement on Form SB-2.

2.

Please file an updated legality opinion

We have filed an updated legality opinion as an exhibit to our amended SB-2.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President